UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                  July 18, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
| |.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  054923107                                          Page 2 of 18 Pages

                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Edgecliff Holdings, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X ]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Kentucky

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH             9     SOLE DISPOSITIVE POWER
                      REPORTING                0
                       PERSON
                        WITH             10    SHARED DISPOSITIVE POWER
                                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,598,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.236%


14       TYPE OF REPORTING PERSON*
         00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                          Page 3 of 18 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Casuarina Cayman Holdings Ltd.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X ]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Cayman Islands, B.W.I.

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  0
                        WITH
                                         10   SHARED DISPOSITIVE POWER
                                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,593,700
2       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.665%
14       TYPE OF REPORTING PERSON*

          CO
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                          Page 4 of 18 Pages


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Edgecliff Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Kentucky

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  0
                        WITH
                                         10    SHARED DISPOSITIVE POWER
                                               0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,598,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.236%

4        TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                          Page 5 of 18 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         1994 William J. Yung Family Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Ohio

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  0
                        WITH
                                         10    SHARED DISPOSITIVE POWER
                                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 6 of 18 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William
               J. Yung and Martha A. Yung Family Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America


                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  0
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                0



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%


14       TYPE OF REPORTING PERSON*
         IN
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 7 of 18 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         William J. Yung

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America

                                          7     SOLE VOTING POWER
                      NUMBER OF                 4,191,800
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  4,191,800
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   4,191,800
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,191,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.901%

14       TYPE OF REPORTING PERSON*
         IN
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 8 of 18 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The 1998 William J. Yung and Martha A. Yung Family Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X ]

         (b)      [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Ohio

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  0
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14       TYPE OF REPORTING PERSON*
         IN
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 9 of 18 Pages

         Edgecliff Holdings, LLC ("Edgecliff"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), William J. Yung, Joseph Yung, and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D filed by certain of the Reporting Persons on October 19, 1999, as amended by Amendment No. 1 filed on November 12, 1999, as amended by Amendment No. 2 filed on November 16, 1999, as amended by Amendment No. 3 filed on November 22, 1999, as amended by Amendment No. 4 filed on December 29, 1999, as amended by Amendment No. 5, filed on January 18, 2000, as amended by Amendment No. 6 filed on April 7, 2000, as amended by Amendment No. 7 filed on April 18, 2000, as amended by Amendment No. 8 filed on May 4, 2000, as amended by Amendment No. 9 filed on May 30, 2000 and as amended by Amendment No. 10 filed on July 14, 2000 (the "Schedule 13D"), in respect of the common stock, par value $.01 per share, of Lodgian, Inc., a Delaware corporation, as set forth below.

Item 1.  Security and Issuer.

         Unchanged

Item 2.  Identity and Background.

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Unchanged.

Item 4.  Purpose of Transaction.

         The information below supplements the information previously reported in item 4.

         By press release dated July 17, 2000, Lodgian, Inc. responded to Casuarina Cayman Holdings ("Casuarina") and its affiliates' letter dated July 13, 2000. This press release is filed attached hereto as Exhibit 17.

         Casuarina responded to Lodgian, Inc.'s July 17, 2000 press release by delivering an additional letter to Lodgian, Inc. dated July 17, 2000, clarifying certain inaccuracies in Lodgian, Inc.'s July 17, 2000 press release. This letter is filed attached hereto as Exhibit 18.

Item 5.  Interest in Securities of the Issuer.

         Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                                             Page 10 of 18 Pages

         Unchanged.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby supplemented by adding the following to the end thereof.


         17. Press Release issued by Lodgian, Inc., dated July 17, 2000.

         18. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 17, 2000.

                                                             Page 11 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 18, 2000

                             DGECLIFF HOLDINGS, LLC



                                     By:    /s/ William J. Yung
                                         ----------------------
                                          Name: William J. Yung
                                          Title:  President

                             ASUARINA CAYMAN HOLDINGS LTD.



                                     By:    /s/ William J. Yung
                                         ----------------------
                                          Name: William J. Yung
                                          Title:  President

                             EDGECLIFF MANAGEMENT, LLC



                                     By:    /s/ William J. Yung
                                         ----------------------
                                          Name: William J. Yung
                                          Title:  President

                             994 WILLIAM J. YUNG FAMILY TRUST

                                     By:  The Fifth Third Bank,
                                                      as Trustee


                                     By: /s/ Timothy A.  Rodgers
                                        ------------------------
                                         Name: Timothy A. Rodgers
                                         Title:   Trust Officer

                                                             Page 12 of 18 Pages

                                     By: /s/ Joseph Yung
                                         ------------------------
                                             Joseph Yung

                                         /s/ William J. Yung
                                         ------------------------
                                             William J. Yung


                             THE 1998 WILLIAM J. YUNG AND MARTHA A.
                             YUNG FAMILY TRUST


                                      By: The Fifth Third Bank,
                                             as Trustee



                                      By: /s/ Timothy A.  Rodgers
                                         ------------------------
                                          Name: Timothy A. Rodgers
                                          Title:   Trust Officer

                                                             Page 13 of 18 Pages

                                  Exhibit Index

Exhibit      Description
1            Engagement Letter between Casuarina Cayman Holdings Ltd. and
             Greenhill & Co., LLC, dated November 10, 1999.1/
                                                           -
2            Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated
             November 16, 1999.2/
                               -
3            Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated
             November 19, 1999.3/
                               -
4            Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated
             November 22, 1999.3/
                               -
5            Joint Filing Agreement, dated November 22, 1999, among Casuarina
             Cayman Holdings Ltd., the 1994 William J. Yung Family Trust,
             Joseph Yung and William J. Yung.3/
                                             -
6            Joint Filing Agreement, dated December 29, 1999, among Edgecliff
             Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff
             Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.4/
                                  -
7            Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated
             January 18, 2000.5/

--------
1/    Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
-
2/    Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
-
3/    Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
-
4/    Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.
-
5/    Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.
-

                                                             Page 14 of 18 Pages


8            Joint Filing Agreement, dated January 18, 2000, among Edgecliff
             Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff
             Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.5/
                                  -
9            Complaint, dated April 7, 2000.6/
                                            -
10           Motion, dated April 7, 2000.6/
                                         -
11           Joint Filing Agreement, dated April 7, 2000, among Edgecliff
             Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff
             Management, LLC, 1994 William J. Yung Family Trust, Joseph
             Yung, William J. Yung and The 1998 William J. Yung and Martha
             A. Yung Family Trust.6
                                  -
12           Notice of Edgecliff Holdings, LLC to Lodgian, Inc., dated April 18,
             2000.7/
13           Preliminary Proxy Statement of Edgecliff Holdings, LLC filed with the Securities and Exchange Commission on April 18, 2000.7/
                                                                      -
14           Stockholder Request Letter to Lodgian, Inc. from Edgecliff
             Holdings, LLC, dated April 18, 2000.7/
                                                 -

15           Amendment No. 1 to Preliminary Proxy Statement of Edgecliff
             Holdings, LLC filed with the Securities and Exchange Commission on May 4, 2000.8/
                            -
16           Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated
             July 13, 2000.9/
                           -
17           Press Release issued by Lodgian, Inc., dated July 17, 2000.10/


--------
5/       Filed as an Exhibit to Amendment No. 5 to the Schedule 13D.
-
6/       Filed as an Exhibit to Amendment No. 6 to the Schedule 13D.
-
7/       Filed as an Exhibit to Amendment No. 7 to the Schedule 13D.
-
8/       Filed as an Exhibit to Amendment No. 8 to the Schedule 13D.
-
9/       Filed as an Exhibit to Amendment No. 10 to the Schedule 13D.
-
10/      Filed herewith.
--

                                                             Page 15 of 18 Pages

18. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated July 17, 2000.10/

----------
10/      Filed herewith.
--

                                                             Page 16 of 18 Pages

                                  EXHIBIT 17

                        Lodgian Responds to William Yung

         ATLANTA, July 17 /PRNewswire/ -- Lodgian , Inc., (NYSE: LOD), in response to a letter received from William Yung, President of Casuarina Cayman Holdings Ltd., the Company sent Mr. Yung the following letter:

    July 14, 2000


    Via Fax & Regular Mail
    Mr. William J. Yung
    President
    Casuarina Cayman Holdings, Ltd.
    207 Grandview Drive
    Ft. Mitchell, KY   41017

    Dear Mr. Yung:

    I have received your letter dated July 13, 2000 with respect to a potential sale of 10 hotels. As a matter of Company policy, we do not comment on possible transactions.

    Your letter suggests that you were not given the opportunity to bid to acquire the properties in question. For the record, several weeks ago, Morgan Stanley, at our Board's request, contacted your financial advisors to determine if you would be interested in an acquisition of selected properties in one or more portfolio sales. Your advisors responded that you had no interest in portfolio transactions.


                                  Sincerely,


                                  Robert S. Cole
                                  President & Chief Executive Officer

    Cc:  Joseph C. Calabro
         Michael Leven
         Anthony Larino, Morgan Stanley

                                                             Page 17 of 18 Pages

                                   EXHIBIT 18

                          Casuarina Cayman Holding Ltd.
                               207 Grandview Drive
                             Ft. Mitchell, KY 41017

July 17, 2000


Mr. Robert Cole                                 FAX 404-364-0088
President
Lodgian, Inc.
3445 Peachtree Road, N.E., Suite 700
Atlanta, GA  30325

Dear Mr. Cole:

Enclosed is a letter from our investment banker, Greenhill & Co. explicitly denying that they were offered this portfolio of hotels from Morgan Stanley, your investment banker. I can fully understand why you want the shareholders to believe that I was offered the hotels.

Let me refresh your memory, when we talked in New York, you assured me that you were not going to sell the good properties. I guess the Portland Marriott, Hilton Garden Inns that were just constructed in Portland and Rio Rancho, the Sheraton in Concord, California and the Marriott Courtyard in Livermore, California are not to be classified as "good properties".

I can't believe that you are selling a newly completed Marriott Hotel that cost over $30 million for $15,400,000 on a per key basis. It is very clear that you have no interest in the shareholders position. All you care about is keeping yourself in power.

These are some of the best properties Lodgian has and it is the future of the Company. If we were presented the portfolio, we would have bid. We are still interested and I am sure we could pay $10,000,000 more than you are getting even without seeing the P & L statements. To sell these properties at this very low price is a very poor decision and I hope you and the Board will reconsider.

Sincerely,



William J. Yung, III
President

cc:      Joseph C. Calabro, Chairman                 Fax 610-975-9715
         Michael Leven, Director                     Fax 404-321-4482

                                                             Page 19 of 18 Pages

                                 GREENHILL & CO.


                                                 July 18, 2000


Mr. William J. Yung
President
Columbia Sussex Corporation
207 Grandview Drive
Fort Mitchell, KY  41017-2799


Dear Bill,

         For the record, Greenhill & Co. never received from Lodgian, Inc. or their financial advisors an offer to purchase a portfolio of assets, and was never made aware that they were considering selling a large portfolio of assets.

         The only proposal made to Greenhill & Co., acting as your financial advisor, was an inquiry made by Morgan Stanley Dean Witter & Co., advisor to Lodgian, inquiring whether you would drop your pursuit for control of Lodgian, Inc. if Lodgian sold you a portfolio of assets. At no time did Morgan Stanley identify any specific group of assets to be sold to you, nor did they indicate that Lodgian was in the process of selling its West Coast properties.

         The proposal made by Morgan Stanley, particularly one with a condition that you cease all efforts to effectuate a change of control of Lodgian, cannot realistically be viewed as an offer to sell you Lodgian's West Coast properties.

                                                 Sincerely,



                                                 Scott L. Bok
                                                 Managing Director




            GREENHILL & CO., LLC o 31 WEST 52ND STREET o 16TH FLOOR
                           o NEW YORK, NEW YORK 10019
                              o TEL (212) 408-0660
                              o FAX (212) 408-0685